02018386

SECUR[illegible] MMISSION
Washington, D.C. 20549

MAR 0 1 2001

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SEC FILE NUMBER
8- 53266

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/07/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ArcLight Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

126 East 56th Street, 3rd Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP
(Name — *if individual, state last, first, middle name*)

200 Berkeley St. 12th Fl (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER J. PICOTTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCLIGHT FINANCIAL, LLC, as of 12-31-2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

____

____

Signature

PRESIDENT

Title

Notary Public

ROBERT M. [illegible]
Notary Public
My Commission Expires Nov. 8, 200[illegible]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCLIGHT Financial, LLC

Table of Contents

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To Member of ArcLight Financial, LLC:

We have audited the accompanying statement of financial condition of ArcLight Financial, LLC (the "Company") as of December 31, 2001, which is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial condition of ArcLight Financial, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 18, 2002

ARCLIGHT FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS:		
Cash	$	42,470
Prepaid expenses		2,227
TOTAL ASSETS	$	44,697
ACCRUED EXPENSES		15,000
MEMBER'S CAPITAL		29,697
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	44,697

See notes to Statement of Financial Condition

ARCLIGHT Financial, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. OPERATIONS AND ORGANIZATION

ArcLight Financial, LLC (the "Company") was formed on February 7, 2001 by ArcLight Financial Holdings, LLC (the "Member") as a Delaware limited liability company. The Member is a 100% owner of the Company. The Company shall remain in existence, until terminated in accordance with the limited liability company agreement (the "Agreement").

The Company was formed to provide advisory services with respect to mergers, acquisitions and other transactions involving companies in the electric, energy, infrastructure and related industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting - The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash on hand and highly liquid, short term investments with maturities of three months or less. The carrying value is cost, which approximates fair value.

Income Taxes - The Company is treated as a partnership for both federal and state income taxes, and as such, no provisions have been made in the financial statement for income taxes because the owners of membership interests are responsible for the payment of taxes on their share of the Company's income.

Use of Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3 NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $27,470 at December 31, 2001, which was greater than required net capital of $5,000 by $22,470. The ratio of aggregate indebtedness to net capital at December 31, 2001 was .55 to 1.

4 EXEMPTION FROM RULE 15c3-3

As of December 31, 2001, the Company was exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of Subparagraph (k)(2)(i) thereof.

* * * * * * *

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

January 18, 2002

To the Member of ArcLight Financial, LLC:

In planning and performing our audit of the financial statements of ArcLight Financial, LLC (the "Company") for the period from February 7, 2001 (Commencement of Operations) to December 31, 2001 (on which we have issued our report dated January 18, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

ArcLight Financial, LLC

(SEC I.D. No. 8-53266)

Statement of Financial Position as of December 31, 2001
Supplemental Report on Internal Control

This report is filed as a PUBLIC DOCUMENT
in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.